PRESS RELEASE

Klondex Begins Construction of Midas Tailings Expansion

Vancouver, BC – July 14, 2015 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) (“Klondex” or the “Company”) today reports the required permits for the tailings expansion at the Company's Midas project have been issued and construction of the expansion has kicked off.

The Nevada Division of Environmental Protection, Division of Water Resources, has granted the final permit for expansion of the Midas tailings impoundment. This permit acquisition allows Klondex to construct the Phase VI raise to the tailings impoundment, to a maximum elevation of 5,680 feet above mean sea level, adding approximately 400,000 tons of tailings capacity.

Klondex has contracted NewFields Engineering and Remington Construction to complete the raise. The raise is an engineered reinforced concrete wall, that when coupled with the existing tailings, will provide Klondex with approximately 900,000 tons of tailings capacity at Midas. Construction is expected to be completed in the fourth quarter of this year.

Brent Kristof, Klondex COO commented, “The tailings expansion permit is an important milestone in our long-term planning for Midas and Fire Creek. The expansion will provide Klondex with a timeline to be able to build a second tails dam at the Midas property. Studies to design, permit and construct a new, long term tailings facility have been initiated. Also, I’d like to thank the environmental team, for delivering the second major permit to Klondex within a month. The Water Pollution Control Permit at Fire Creek, and Tailings Expansion permit at Midas are key to supporting our long-term growth plan.”

About Klondex Mines Ltd. (www.klondexmines.com)

Klondex owns and operates the Fire Creek Project and Midas Mine and Mill in the mining-friendly jurisdiction of north central Nevada. The 1,200 tons per day capacity milling facility is processing mineralized materials from both Midas and Fire Creek. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013.

For More Information
Klondex Mines, Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin,
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

In Europe
Swiss Resource Capital AG
Jochen Staiger, CEO
info@resource-capital.ch

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information

A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing and completion of the expansion and construction of the Midas tailings impoundment and the timing and completion of a second tails dam at the Midas project. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.